EXHIBIT 20.1

CHINA XINIYA FASHION LIMITED

4th Floor No 33 Wang Hai Road

Ruan Jian Yuan Phase 2

Xiamen

People’s Republic of China, 361000

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 31, 2014

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of China Xiniya Fashion Limited (the “Company”), a Cayman Islands company, will be held at 10:00 a.m., Beijing time, on December 31, 2014 at the Company’s office at 4th floor No 33 Wang Hai Road, Ruan Jian Yuan Phase 2, Xiamen 361000, People’s Republic of China.

No proposal will be submitted to shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 19, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://www.mzcan.com/us/XNY/irwebsite/index.php#, or by e-mailing to Mr. Christian Arnell, Investor Relations Company - Christensen, carnell@christensenir.com.

By Order of the Board of Directors,

/s/ Qiming Xu
Qiming Xu
Chairman of the Board of Directors
Xiamen, China
December 9, 2014